UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 000-50113

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Golar LNG Limited
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated September 27, 2010, announcing the results from the Company's 2010 annual general meeting of shareholders.

Exhibit   99.1

Published: 10:35 CEST 27-09-2010 /Thomson Reuters /Source: Golar LNG /XOSL: TICKER GOL /ISIN: BMG9456A1009

2010 AGM RESULTS NOTIFICATION

Golar LNG Limited (the "Company") advises that the 2010 Annual General Meeting of the Company was held on September 24, 2010 at 10:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1)	To re-elect John Fredriksen as a Director of the Company.

2)	To re-elect Kate Blankenship as a Director of the Company.

3)	To re-elect Hans Petter Aas as a Director of the Company.

4)	To re-elect Kathrine Fredriksen as a Director of the Company.

5)	To re-appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.

6)	That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$450,000.00 be approved for the year ended December 31, 2010.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2009 were presented to the Meeting.

Hamilton, Bermuda
September 24, 2010

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date: October 1, 2010	By: /s/Graham Robjohns
Graham Robjohns
Chief Financial Offi

SK 03849 0004 1134511